Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
100% Principal Protection Notes with Interest Linked to the Year Over-Year Change in the Consumer Price Index	$18,880,000	$1,053.40
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT dated July 24, 2009 (To prospectus dated January 13, 2009)

100% Principal Protection Notes with Interest Linked to the

Year-Over-Year Change in the Consumer Price Index

Market Strategies to Complement Traditional Fixed Income Investments
UBS AG $18,880,000 Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index due on July 27, 2013

Investment Description

100% Principal Protection Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index (the “Notes”) are senior unsecured obligations of UBS AG (“UBS”). The Notes provide you with 100% principal protection if held to maturity and offer the potential for returns linked to the CPI Year-Over-Year Change (as defined below). The Applicable Interest Rate for the first 12 Monthly Interest Periods (such period ending on July 27, 2010, the “Fixed Interest Rate Period”) will be 3.00% per annum. The Applicable Interest Rate for each subsequent Monthly Interest Period will be equal to (i) the CPI Year-Over-Year Change for the relevant CPI Determination Date plus (ii) the Spread (2.00% per annum); provided that such sum exceeds 0%. The Notes provide 100% principal protection only if held to maturity. Any payment on the Notes, including interest and any principal protection feature at maturity, is subject to the creditworthiness of UBS.

You will not earn interest during any Monthly Interest Period after the Fixed Interest Rate Period unless, on the CPI Determination Date corresponding to such Monthly Interest Period, the sum of the CPI Year-Over-Year Change plus the Spread is positive. Because the actual interest amount payable on your Notes on any Interest Payment Date occurring after the Fixed Interest Rate Period may be a relatively low amount or even zero in periods of mild inflation or periods of deflation, the return on your Notes over their term may be significantly less than the return on a comparable fixed rate debt instrument.

Features
☐	Income: In the first year, the Notes pay fixed interest monthly. From the second year and thereafter, the Notes pay interest monthly at a per annum rate equal to the CPI Year-Over-Year Change plus the Spread. For months when the CPI Year-Over-Year Change plus the Spread is zero or negative, no interest will be paid.
☐	Core Investment Opportunity: Because the interest payments on the Notes increase as the inflation rate increases, the Notes may help to protect your portfolio from the effects of rising inflation over time.
☐	Principal Protection Feature: If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of UBS.

Key Dates

Trade Date	July 22, 2009
Settlement Date	July 27, 2009
Interest Payment Dates	Monthly on the 27th day of each month (or, if the 27th day of a month is not a business day, the business day immediately preceding such 27th day) commencing on August 27, 2009, during the term of the Notes
Maturity Date	July 27, 2013
CUSIP:	90261JCX9
ISIN:	US90261JCX90
Note Offering

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the accompanying prospectus and this pricing supplement. See “Risk Factors” beginning on page 12 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Note	100%	1.75%	98.25%
Total	18,880,000	330,400	18,549,600

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the 100% Principal Protection Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek an investment with a return linked to the CPI Year-Over-Year Change and understand the complex factors that influence inflation.
♦	You believe that, after the Fixed Interest Rate Period, the CPI Year-Over-Year Change will generally be greater than the negative value of the Spread during the period in which you will hold the Notes and at least a percentage that will result in an effective yield equal to that of a comparable fixed rate debt instrument.
♦	You seek an investment that offers 100% principal protection, subject to the creditworthiness of UBS, when the Notes are held to maturity.
♦	You are willing and able to hold the Notes to maturity and are aware that there may be little or no secondary market for the Notes.
♦	You are comfortable holding Notes with unpredictable interest payments, which could result in your receiving little or no interest on your Notes for some or all of the three years remaining of the approximately four-year term of the Notes following the Fixed Interest Rate Period.
♦	You are comfortable with the creditworthiness of UBS, as issuer of the Notes.

The Notes may not be suitable for you if:

♦	You do not seek an investment linked to inflation and are not familiar with the complex factors that influence inflation.
♦	You believe that, after the Fixed Interest Rate Period, the CPI Year-Over-Year Change will generally be less than or equal to the negative value of the Spread or a percentage that will result in an effective yield that is below that of a comparable fixed-rate debt instrument.
♦	You are uncomfortable holding notes with unpredictable interest payments that may be negatively impacted by complex factors that influence inflation, and which could result in you receiving little or no interest for some or all of the three-year term of the Notes.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You are unable or unwilling to assume the credit risk associated with UBS, as issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Risk Factors” beginning on page 12 of this pricing supplement for risks related to an investment in the Notes.

What are the tax consequences of the Notes?

The law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex. Accordingly, this discussion represents only a general summary, and you should review carefully the section in this pricing supplement entitled “Supplemental U.S. Tax Considerations.” Although the appropriate tax treatment of the Notes is uncertain, the Notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. Under this treatment, if you are a U.S. Holder, regardless of your method of tax accounting, in each taxable year you will be required to accrue as ordinary income amounts based on the “comparable yield” of the Notes (as described herein under “Supplemental U.S. Tax Considerations”), as determined by us. In addition, any gain recognized upon a sale, exchange or retirement of a Note generally will be treated as ordinary interest income for U.S. federal income tax purposes. Generally, there will be no withholding tax on amounts paid to a Non-U.S. Holder, provided certain certification requirements are satisfied. See the section herein entitled “Supplemental U.S. Tax Considerations” for an additional discussion of the U.S. federal income tax treatment of the ownership and disposition of the Notes.

Please see the accompanying prospectus for a discussion of certain Swiss tax considerations relating to the Notes.

Terms

Issuer	UBS AG, Jersey Branch
Calculation Agent	UBS AG, London Branch
Aggregate Principal Amount	$18,880,000
Denomination	$1,000 principal amount per Note
Minimum Investment	$1,000 (1 Note). Purchases must be in integral multiples of $1,000.
Issue Price	100% of the principal amount
Expected Settlement Date	July 27, 2009
Maturity Date	July 27, 2013
Payment at Maturity	The Notes are 100% principal protected only if held to maturity.(1) The total amount due and payable on the Notes on the Maturity Date will equal:
• the principal amount; plus
• unpaid interest accrued at the Applicable Interest Rate for the Monthly Interest Period ending on the Maturity Date.
Interest Payment Amount	The amount of interest to be paid on the Notes for a Monthly Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Monthly Interest Period and (c) 30/360.
Applicable Interest Rate	For each Monthly Interest Period occurring during the Fixed Interest Rate Period, the Applicable Interest Rate will be 3.00% per annum.
For each Monthly Interest Period occurring after the Fixed Interest Rate Period, if on the relevant CPI Determination Date the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is greater than zero, the Applicable Interest Rate will equal:
CPI Year-Over-Year Change (which may be negative) + Spread
For each Monthly Interest Period occurring after the Fixed Interest Rate Period, if on the relevant CPI Determination Date the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is zero or negative, the Applicable Interest Rate will equal zero.
You will not earn interest during any Monthly Interest Period occurring after the Fixed Interest Rate Period unless, on the CPI Determination Date corresponding to such Monthly Interest Period, the sum of the applicable CPI Year-Over-Year Change plus the Spread is positive. Because the actual interest payable on your Notes on any Interest Payment Date occurring after the Fixed Interest Rate Period may be zero or a relatively low amount in periods of low inflation or in periods of deflation, the aggregate return on your Notes over their term may be significantly less than the return on a comparable fixed-rate debt instrument.
(1)	Principal protection is provided by UBS and, therefore, is dependent on the ability of UBS to satisfy its obligations as they come due.

Spread	2.00% per annum
Monthly Interest Period	Monthly from (and including) the 27th day of each month (or the Settlement Date, in the case of the first Monthly Interest Period) to (but excluding) the 27th day of the immediately succeeding month (or August 27, 2009, in the case of the first Monthly Interest Period, and the Maturity Date, in the case of the final Monthly Interest Period).
Fixed Interest Rate Period	The first 12 Monthly Interest Periods ending on July 27, 2010.
Interest Payment Dates	The 27th day of each month, commencing on August 27, 2009, and ending on the Maturity Date; provided that if such day is not a business day, the interest for such period shall be paid on the immediately preceding business day.
CPI Determination Date	For each Monthly Interest Period occurring after the Fixed Interest Rate Period, the last day of the month in which the Monthly Interest Period begins (or July 31, 2010, in the case of the first Monthly Interest Period occurring after the Fixed Interest Rate Period).
Daycount Basis	30/360
CPI (or Consumer Price Index)	The Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Index Sponsor on its internet website www.bls.gov/cpi/home.htm, and currently available, for references purposes only, on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI). In the event the CPI is not calculated, announced or published or is succeeded by a successor index, the Calculation Agent shall determine the Applicable Interest Rate, as described below under “Consumer Price Index.” For additional information relating to the CPI generally, see “Consumer Price Index” below.
Index Sponsor	Bureau of Labor Statistics of the U.S. Department of Labor, or any successor index sponsor acceptable to the Calculation Agent
CPI Year-Over-Year Change	For any Monthly Interest Period occurring after the Fixed Interest Rate Period, the three-month lagged year-over-year change in the CPI, as observed on the CPI Determination Date and as further described below under the heading “How Is the CPI Year-Over-Year Change Determined.” For example, the CPI Year-Over-Year Change for a Monthly Interest Period that would have begun in May 2009 was 0.24%, which was the year-over-year change in the level of the CPI for February 2009 as compared to the level of the CPI for February 2008, and which was published in March 2009.
CUSIP:	90261JCX9
ISIN:	US90261JCX90

For additional terms related to this offering, please see “General Terms of the Notes” beginning on page 15.

Consumer Price Index

For purposes of the Notes, the CPI is the Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Index Sponsor. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Index Sponsor to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the CPI is the 1982-1984 average.

The Calculation Agent shall calculate the CPI Year-Over-Year Change using the following equation:

(	CPI Final – CPI Initial CPI Initial	)

CPI Initial means, for each CPI Determination Date, the CPI level observed for the month that is 15 months prior to the start of the calendar month containing such CPI Determination Date (and which is reported the following month).

CPI Final means, for each CPI Determination Date, the CPI level observed for the month that is 3 months prior to the start of the calendar month containing such CPI Determination Date (and which is reported the following month).

Notwithstanding the fact that the published CPI to be used in any calculation of CPI Initial or CPI Final is subsequently revised by the Index Sponsor, the Calculation Agent shall determine the Applicable Interest Rate payable using the CPI published prior to any such revision; provided, however, that if such revision is made in order to correct a manifest error (as determined by the Calculation Agent in its sole and absolute discretion), the Calculation Agent shall use the CPI as so corrected.

In the event that the CPI is discontinued, changed or rebased, the Calculation Agent will take action to designate an alternative index as necessary. See “General Terms of the Notes — Discontinuation of or Adjustments to the CPI; Alteration of Method of Calculation” on page 15.

How is the CPI Year-Over-Year Change Determined?

The below table sets forth for each Interest Payment Date occurring after the Fixed Interest Rate Period the date on which the CPI Year-Over-Year Change is determined (the CPI Determination Date), the month corresponding to the Interest Payment Date and the CPI Determination Date for purposes of determining the CPI Year-Over-Year Change, and the month in which that CPI Year-Over-Year Change is published.

Interest Payment Date	CPI Determination Date	Month for Purposes of Determining the CPI Year-Over-Year Change	Month in Which the CPI Used for Determining CPI Year-Over-Year Change Is Published
August 27, 2010	July 31, 2010	April 2010	May 2010
September 27, 2010	August 31, 2010	May 2010	June 2010
October 27, 2010	September 30, 2010	June 2010	July 2010
November 27, 2010	October 31, 2010	July 2010	August 2010
December 27, 2010	November 30, 2010	August 2010	September 2010
January 27, 2011	December 31, 2010	September 2010	October 2010
February 27, 2011	January 31, 2011	October 2010	November 2010
March 27, 2011	February 28, 2011	November 2010	December 2010
April 27, 2011	March 31, 2011	December 2010	January 2011
May 27, 2011	April 30, 2011	January 2011	February 2011
June 27, 2011	May 31, 2011	February 2011	March 2011
July 27, 2011	June 30, 2011	March 2011	April 2011
August 27, 2011	July 31, 2011	April 2011	May 2011
September 27, 2011	August 31, 2011	May 2011	June 2011
October 27, 2011	September 30, 2011	June 2011	July 2011
November 27, 2011	October 31, 2011	July 2011	August 2011
December 27, 2011	November 30, 2011	August 2011	September 2011
January 27, 2012	December 31, 2011	September 2011	October 2011
February 27, 2012	January 31, 2012	October 2011	November 2011
March 27, 2012	February 29, 2012	November 2011	December 2011
April 27, 2012	March 31, 2012	December 2011	January 2012
May 27, 2012	April 30, 2012	January 2012	February 2012
June 27, 2012	May 31, 2012	February 2012	March 2012
July 27, 2012	June 30, 2012	March 2012	April 2012
August 27, 2012	July 31, 2012	April 2012	May 2012
September 27, 2012	August 31, 2012	May 2012	June 2012
October 27, 2012	September 30, 2012	June 2012	July 2012
November 27, 2012	October 31, 2012	July 2012	August 2012
December 27, 2012	November 30, 2012	August 2012	September 2012
January 27, 2013	December 31, 2012	September 2012	October 2012
February 27, 2013	January 31, 2013	October 2012	November 2012
March 27, 2013	February 28, 2013	November 2012	December 2012
April 27, 2013	March 30, 2013	December 2012	January 2013
May 27, 2013	April 30, 2013	January 2013	February 2013
June 27, 2013	May 31, 2013	February 2013	March 2013
July 27, 2013	June 30, 2013	March 2013	April 2013

Summary

This pricing supplement describes terms that will apply generally to the Notes. This pricing supplement should be read in connection with the accompanying prospectus.

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, when we refer to the “Notes,” we mean the 100% Principal Protection Notes with Interest linked to the Year-Over-Year Change in the Consumer Price Index. Also, references to the “accompanying prospectus” mean the accompanying UBS prospectus, dated January 13, 2009.

100% Principal Protection Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index

The 100% Principal Protection Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index (the “Notes”) are medium term notes issued by UBS AG that pay interest monthly in arrears at a fixed rate of 3.00% per annum for the first 12 Monthly Interest Periods (such period ending on July 27, 2010, the “Fixed Interest Rate Period”) and thereafter at a rate per annum linked to the CPI Year-Over-Year Change. The Notes are 100% principal protected if held to maturity, subject to the creditworthiness of UBS. The Notes are senior unsecured obligations of UBS AG that rank equally with its other unsecured unsubordinated obligations.

Interest on the Notes, if any, will be based on the Applicable Interest Rate, as determined by the Calculation Agent, payable monthly in arrears on the 27th day of each month of each year, commencing on August 27, 2009 (each such date, an “Interest Payment Date”); provided that if such day is not a business day, interest will be paid on the immediately preceding business day. Interest, if any, will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The initial Monthly Interest Period will begin on, and include, the Settlement Date and end on, but exclude, August 27, 2009. Each subsequent Monthly Interest Period will begin on, and include, the 27th day of the month following the preceding Monthly Interest Period and end on, but exclude, the 27th day of such month. The final Monthly Interest Period will begin on, and include, the 27th day of the month following the preceding Monthly Interest Period and end on, but exclude, the Maturity Date or any earlier redemption date.

The CPI Determination Date for each Monthly Interest Period occurring after the Fixed Interest Rate Period will be the last day of the month in which the Monthly Interest Period begins (or July 31, 2010, in the case of the Monthly Interest Period ending on August 27, 2010). There will be no CPI Determination Date for any Monthly Interest Period occurring during the Fixed Interest Rate Period.

You will not earn interest on your Notes with respect to any Monthly Interest Period occurring after the Fixed Interest Rate Period unless, on the CPI Determination Date corresponding to such Monthly Interest Period, the sum of (i) the applicable CPI Year-Over-Year Change plus (ii) the Spread is positive. Accordingly, the actual interest payable on your Notes on any Interest Payment Date occurring after the Fixed Interest Rate Period may be zero and the return on your Notes over their term may be significantly less than the return on a comparable fixed rate debt instrument.

Whether interest is payable on any Interest Payment Date occurring after the Fixed Interest Rate Period will depend on the sum of the CPI Year-Over-Year Change and the Spread on the CPI Determination Date corresponding to the related Monthly Interest Period.

For each Monthly Interest Period occurring after the Fixed Interest Rate Period:

Step 1: Determine the CPI Year-Over-Year Change on each CPI Determination Date

The CPI Year-Over-Year Change, for any Monthly Interest Period occurring after the Fixed Interest Rate Period as determined on the corresponding CPI Determination Date, measures the year-over-year change in the Consumer Price Index for the twelve month period ending 3 months prior to such CPI Determination Date.

Step 2: Calculate the Applicable Interest Rate

For any Monthly Interest Period occurring after the Fixed Interest Rate Period, if the sum of (i) the applicable CPI Year-Over-Year Change plus (ii) the Spread is greater than zero, the Applicable Interest Rate will equal:

CPI Year-Over-Year Change (which may be negative) + Spread

The Spread is 2.00% per annum.

For any Monthly Interest Period occurring after the Fixed Interest Rate Period, if, on the relevant CPI Determination Date, the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is zero or negative, the Applicable Interest Rate will equal 0.00%.

Step 3: Calculate the amount of interest to be paid on the Notes for the Monthly Interest Period

The amount of interest to be paid on the Notes for any Monthly Interest Period occurring after the Fixed Interest Rate Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Monthly Interest Period and (c) 30/360.

Can you sell the Notes back to us?

Although we are not obligated to do so, our current practice is to quote you a price to purchase your Notes upon request. However, any purchase price we quote you prior to redemption at maturity will take into consideration then-current market conditions and expectations of future payments on the Notes, among other things, and, as a result, the purchase price at which we would repurchase your Notes prior to maturity may be significantly less than the principal amount of the Notes. You should therefore be prepared to hold the Notes to maturity.

The Notes are part of a series.

The Notes are part of a series of debt securities entitled “Medium Term Notes, Series A” which we may issue from time to time under our indenture, which is described in the accompanying prospectus. This pricing supplement summarizes general financial and other terms that apply to the Notes. Terms that apply generally to all Medium Term Notes, Series A are described in “Description of Debt Securities We May Offer” in the accompanying prospectus. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Hypothetical examples of how the Applicable Interest Rate is calculated for Monthly Interest Periods occurring after the Fixed Interest Rate Period

The Applicable Interest Rate for each Monthly Interest Period occurring during the Fixed Interest Rate Period is 3.00% per annum.

For any Monthly Interest Period occurring after the Fixed Interest Rate Period, if the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is greater than zero, the Applicable Interest Rate will equal the CPI Year-Over-Year Change (which may be negative) plus the Spread of 2.00% per annum. In no event, however, will the minimum Applicable Interest Rate for any such Monthly Interest Period be less than 0.00%. The examples below are based on hypothetical CPI Year-Over-Year Changes, the Spread of 2.00% per annum and are provided for purposes of illustration only. The actual Applicable Interest Rate for any Monthly Interest Period occurring after the Fixed Interest Rate Period will depend on the actual CPI Year-Over-Year Change, which will be determined on the CPI Determination Date corresponding to such Monthly Interest Period. The results in the table below are based solely on the hypothetical examples cited; the hypothetical CPI Year-Over-Year Changes values have been chosen arbitrarily for the purpose of these examples, are not associated with any research forecasts for the CPI and should not be taken as indicative of the future performance of the CPI. Numbers in the table have been rounded for ease of analysis.

The below table illustrates how changes in the CPI Year-Over-Year Change would affect the Applicable Interest Rate and, consequently, the amount of interest payable on an Interest Payment Date occurring after the Fixed Interest Rate Period. While the table reflects the amount of interest payable on a single Interest Payment Date, the same calculation will be made in determining the Applicable Interest Rate for each Monthly Interest Period occurring after the Fixed Interest Rate Period and the interest amount payable on the corresponding Interest Payment Date, based on the actual CPI Year-Over-Year Change determined on the CPI Determination Date.

CPI Year-Over-Year Change	Applicable Interest Rate*	Interest amount payable on an Interest Payment Date**
5.00%	7.00%	$5.83
3.00%	5.00%	$4.17
2.00%	4.00%	$3.33
1.00%	3.00%	$2.50
0.00%	2.00%	$1.67
-1.00%	1.00%	$0.83
-2.00%	0.00%	$0.00
-3.00%	0.00%	$0.00
-5.00%	0.00%	$0.00
*	Applicable Interest Rate = CPI Year-Over-Year Change + 2.00% (the Spread)
**	The interest amount payable on an Interest Payment Date occurring after the Fixed Interest Rate Period per $1,000 Note is equal to: $1,000 × Applicable Interest Rate, converted to a decimal equivalent, × (30/360)

Fluctuations in the CPI Year-Over-Year Change make the Applicable Interest Rate on the Notes for any Monthly Interest Period occurring after the Fixed Interest Rate Period difficult to predict and, as a result, your effective return on the Notes may be lower than anticipated or even be zero for one or more of those Monthly Interest Periods.

Historical Levels of the CPI

The following table shows, for illustrative purposes, for each month from June 1999 to June 2009, the historical levels of the CPI, as reported by the Index Sponsor, and the CPI Year-Over-Year Change, calculated based on such reported CPI.

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive interest payments that will be affected by changes in the CPI and such changes may be significant. The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which neither UBS AG, UBS Securities LLC, UBS Financial Services Inc. nor any of their respective affiliates has any control.

You should consider the risk that for Monthly Interest Periods after the Fixed Interest Rate Period, the Applicable Interest Rate calculation provisions applicable to the Notes are based upon the CPI. The CPI itself and the way the Index Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Index Sponsor will not change the method by which it calculates the CPI or that the CPI will continue to be published. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes, and therefore the secondary market for, and the market value of the Notes, may be significantly reduced.

Month	CPI	CPI Y-o-Y%	Month	CPI	CPI Y-o-Y%	Month	CPI	CPI Y-o-Y%
June 2009	215.693	-1.43	Jan 2006	198.300	3.99	Aug 2002	180.700	1.80
May 2009	213.856	-1.28	Dec 2005	196.800	3.42	Jul 2002	180.100	1.46
Apr 2009	213.240	-0.74	Nov 2005	197.600	3.46	Jun 2002	179.900	1.07
Mar 2009	212.709	-0.38	Oct 2005	199.200	4.35	May 2002	179.800	1.18
Feb 2009	212.193	0.24	Sep 2005	198.800	4.69	Apr 2002	179.800	1.64
Jan 2009	211.143	0.03	Aug 2005	196.400	3.64	Mar 2002	178.800	1.48
Dec 2008	210.228	0.09	Jul 2005	195.400	3.17	Feb 2002	177.800	1.14
Nov 2008	212.425	1.07	Jun 2005	194.500	2.53	Jan 2002	177.100	1.14
Oct 2008	216.573	3.66	May 2005	194.400	2.80	Dec 2001	176.700	1.55
Sep 2008	218.783	4.94	Apr 2005	194.600	3.51	Nov 2001	177.400	1.90
Aug 2008	219.086	5.37	Mar 2005	193.300	3.15	Oct 2001	177.700	2.13
Jul 2008	219.964	5.60	Feb 2005	191.800	3.01	Sep 2001	178.300	2.65
Jun 2008	218.815	5.02	Jan 2005	190.700	2.97	Aug 2001	177.500	2.72
May 2008	216.632	4.18	Dec 2004	190.300	3.26	Jul 2001	177.500	2.72
Apr 2008	214.823	3.94	Nov 2004	191.000	3.52	Jun 2001	178.000	3.25
Mar 2008	213.528	3.98	Oct 2004	190.900	3.19	May 2001	177.700	3.62
Feb 2008	211.693	4.03	Sep 2004	189.900	2.54	Apr 2001	176.900	3.27
Jan 2008	211.08	4.28	Aug 2004	189.500	2.65	Mar 2001	176.200	2.92
Dec 2007	210.036	4.08	Jul 2004	189.400	2.99	Feb 2001	175.800	3.53
Nov 2007	210.177	4.31	Jun 2004	189.700	3.27	Jan 2001	175.100	3.73
Oct 2007	208.936	3.54	May 2004	189.100	3.05	Dec 2000	174.000	3.39
Sep 2007	208.490	2.76	Apr 2004	188.000	2.29	Nov 2000	174.100	3.45
Aug 2007	207.917	1.97	Mar 2004	187.400	1.74	Oct 2000	174.000	3.45
Jul 2007	208.299	2.36	Feb 2004	186.200	1.69	Sep 2000	173.700	3.45
Jun 2007	208.352	2.69	Jan 2004	185.200	1.93	Aug 2000	172.800	3.41
May 2007	207.949	2.69	Dec 2003	184.300	1.88	Jul 2000	172.800	3.66
Apr 2007	206.686	2.57	Nov 2003	184.500	1.77	Jun 2000	172.400	3.73
Mar 2007	205.352	2.78	Oct 2003	185.000	2.04	May 2000	171.500	3.19
Feb 2007	203.499	2.42	Sep 2003	185.200	2.32	Apr 2000	171.300	3.07
Jan 2007	202.416	2.08	Aug 2003	184.600	2.16	Mar 2000	171.200	3.76

Month	CPI	CPI Y-o-Y%	Month	CPI	CPI Y-o-Y%	Month	CPI	CPI Y-o-Y%
Dec 2006	201.800	2.54	Jul 2003	183.900	2.11	Feb 2000	169.800	3.22
Nov 2006	201.500	1.97	Jun 2003	183.700	2.11	Jan 2000	168.800	2.74
Oct 2006	201.800	1.31	May 2003	183.500	2.06	Dec 1999	168.300	2.68
Sep 2006	202.900	2.06	Apr 2003	183.800	2.22	Nov 1999	168.300	2.62
Aug 2006	203.900	3.82	Mar 2003	184.200	3.02	Oct 1999	168.200	2.56
Jul 2006	203.500	4.15	Feb 2003	183.100	2.98	Sep 1999	167.900	2.63
Jun 2006	202.900	4.32	Jan 2003	181.700	2.60	Aug 1999	167.100	2.26
May 2006	202.500	4.17	Dec 2002	180.900	2.38	Jul 1999	166.700	2.14
Apr 2006	201.500	3.55	Nov 2002	181.300	2.20	Jun 1999	166.200	1.96
Mar 2006	199.800	3.36	Oct 2002	181.300	2.03
Feb 2006	198.700	3.60	Sep 2002	181.000	1.51

The following chart shows, for illustrative purposes, the CPI Year-Over-Year Change from June 1999 through June 2009. Fluctuations in the level of the CPI make the Notes’ effective Interest Rate difficult to predict and can result in effective Interest Rates to investors that are lower than anticipated. In addition, historical CPI Year-Over-Year Changes are not necessarily indicative of future CPI Year-Over-Year Changes, and fluctuations in inflation rates and inflation rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future.

Risk Factors

Your investment in the Notes will involve risks. The Notes are not secured debt. Unlike ordinary debt securities, the return on the Notes after the Fixed Interest Rate Period is linked to the CPI Year-Over-Year Change. This section describes some of the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus, before investing in the Notes.

The Notes are intended to be held to maturity. Your principal protection is subject to UBS’s creditworthiness and applies only if you hold your Notes to maturity. Changes in the value of the CPI could result in a substantial loss to you if you sell your Notes in any secondary market that may develop prior to maturity.

You will receive at least the minimum payment of 100% of the principal amount of your Notes only if you hold your Notes to maturity. If you choose to sell your Notes in the secondary market prior to maturity, the trading value of the Notes will be affected by factors that interrelate in complex ways, including the level and direction of inflation rates, the anticipated level and potential volatility of the CPI, the method of calculating the CPI, the time remaining to the maturity of the Notes, the creditworthiness of UBS AG and the availability of comparable instruments. In particular, to the extent that the sum of the CPI Year-Over-Year Change and the Spread is zero or negative or results in a percentage that would result in an effective rate lower than that of a comparable fixed-rate instrument, or the market perceives that the risk of this occurring increases, the trading price of the Notes may be adversely affected. You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold, and you may receive a dollar price less than 100% of the applicable principal amount of Notes sold.

Your interest payments on the Notes for any Monthly Interest Periods occurring after the Fixed Interest Rate Period are uncertain and could be zero or relatively low amounts in periods of mild inflation.

The interest payable on the Notes for any Monthly Interest Periods occurring after the Fixed Interest Rate Period is uncertain, and movements in the CPI will affect whether and the extent to which you will receive interest on the Notes in any such Monthly Interest Period. For any Monthly Interest Period occurring after the Fixed Interest Rate Period, if the sum of the CPI Year-Over-Year Change and the Spread is greater than zero, the Applicable Interest Rate will equal the Spread (2.00% per annum) plus the CPI Year-Over-Year Change. However, there is a risk that, on any CPI Determination Date, the sum of (i) the CPI Year-Over-Year Change, plus (ii) the Spread may be zero or negative, in which event no interest will accrue for the corresponding Monthly Interest Period, or that the sum results in a percentage that will result in an effective yield that is below that of a comparable fixed-rate instrument. There are multiple factors that have and will continue to impact the CPI Year-Over-Year Change. If the sum of the CPI Year-Over-Year Change and the Spread is zero or negative on any CPI Determination Date, no interest will accrue for or be payable with respect to the corresponding Monthly Interest Period and, as a result, your return on the Notes may be zero in any given Monthly Interest Period. Fluctuations in the CPI may make the value of the Notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated.

Information about historical values may not be indicative of future values.

Included above in “Historical Levels of the CPI” is information about the historical levels of the CPI and the CPI Year-Over-Year Change. These historical levels have been furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in the CPI or the CPI Year-Over-Year Change that may occur in the future. There are multiple factors that have and will continue to impact the CPI Year-Over-Year Change and fluctuations in the CPI and the CPI Year-Over-Year Change may make the value of the Notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated. For this reason, the value of the Notes at any given time may not necessarily track the movements in the CPI.

The market value of the Notes may be influenced by unpredictable factors.

The existence, magnitude and longevity of the risks associated with the Notes depend on factors over which we do not have any control and that cannot readily be foreseen, including, but not limited to:

♦	the rate of inflation;
♦	supply and demand for the Notes, including inventory positions held by UBS Securities LLC, UBS Financial Services Inc. or any other market maker;
♦	economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;
♦	interest rates in the market generally;
♦	the time remaining to maturity; and
♦	the creditworthiness and credit rating of UBS.

In addition, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. As a holder of the Notes, you will receive interest payments for any Monthly Interest Periods occurring after the Fixed Interest Rate Period that will be affected by changes in the CPI. Such changes may be significant and if the sum of the CPI Year-Over-Year Change and the Spread is zero or negative, no interest will accrue for the corresponding Monthly Interest Period. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

There may not be an active trading market in the Notes, and sales prior to maturity may result in losses.

You should be willing and able to hold your Notes to maturity. There may be little or no secondary market for the Notes. We do not intend to list the Notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or result in trading of Notes at prices advantageous to you. Sales in the secondary market may result in significant losses. UBS Securities LLC, UBS Financial Services Inc. and other affiliates of UBS currently intend to act as market makers for the Notes, but they are not required to do so. Even if UBS Securities LLC, UBS Financial Services Inc., any of our other affiliates or any other market maker makes a market in the Notes, they may stop doing so at any time. We expect there will be little or no liquidity in the Notes. The prices we or our affiliates may offer for the Notes will be discounted to reflect costs and, among other things, changes of and volatility in interest rates in the market.

As a result, if you sell your Notes prior to maturity, you may have to do so at a discount from the issue price and you may suffer losses.

The inclusion of commissions and compensation in the original issue price of the Notes is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC, UBS Financial Services Inc. or their affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

UBS AG’s or its affiliates’ investments in instruments relating to commodities futures may impair the value of the Notes.

We and our affiliates are active participants in futures contracts, commodities contracts and related swaps as sellers, buyers, dealers, proprietary traders and agents for our customers. As described under “Use of Proceeds and Hedging” on page 17, we or one or more of our affiliates may hedge our or their interest rate exposure from the Notes by entering into various transactions. We or our affiliates may adjust these hedges at any time. These activities may impair the value of the Notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Our business activities may create conflicts of interest.

Trading activities related to commodities agreements and other instruments that may affect the CPI may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the Notes or on their behalf. In addition, UBS and its affiliates expect to engage in trading activities related to the CPI that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests UBS and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the CPI, could be adverse to the interests of the holders of the Notes.

There are potential conflicts of interest between you and the Calculation Agent.

UBS AG, London Branch, will serve as the initial Calculation Agent. UBS AG, London Branch, will, among other things, determine the Applicable Interest Rate throughout the term of the Notes. For a description of the Calculation Agent’s role, see “General Terms of the Notes — Role of Calculation Agent” on page 16. The Calculation Agent will exercise its judgment when performing its functions.

We and our affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the Notes, and may do so in the future. Any such research, opinions or recommendations could affect the interest rate futures to which the Notes are linked or the market value of the Notes.

UBS and its affiliates publish research from time to time with respect to general movements in the CPI and other matters that may influence the value of the Notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates may have published research or other opinions that call into question the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation regarding the merits of investing in the Notes and the CPI to which the Notes are linked.

No current research recommendation.

Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

Credit of UBS

The Notes are senior unsecured debt obligations of the issuer, UBS AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including interest and any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

The Notes are not insured by the FDIC or any other governmental agency.

The Notes are not deposit liabilities of UBS, and neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, Switzerland or any other jurisdiction.

In the event that we are required to pay additional amounts in respect of tax withholding, the amount we will pay you to redeem your Notes is uncertain.

If we redeem your Notes because we are required to pay additional amounts in respect of tax withholding, we will pay you the fair market value of your Notes as of the fifth business day before the redemption date, less any cost of funding incurred by us, all as determined by the Calculation Agent. Such fair market value would take into consideration the net present value of expected future payments of the principal and interest on the Notes. If the value of expected future interest payments on the Notes is low, the net present value might primarily depend on the present value of the repayment of the principal amount at maturity, which could result in a net present value of the Notes below par.

General Terms of the Notes

The following is a summary of the general terms of the Notes. The information in this section is qualified in its entirety by the information set forth in the accompanying prospectus. In this section, references to “holders” mean you, as owner of the Notes registered in your name, on the books that we or the trustee maintain for this purpose, and not those holders who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through the Depository Trust Company or another depositary. As an owner of beneficial interests in the Notes, you should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

In addition to the terms described elsewhere in this pricing supplement, the following general terms will apply to the Notes:

Denominations

Your minimum investment is one Note at the principal amount. The principal amount of each Note will be $1,000.

Maturity Date

The Maturity Date for the Notes will be July 27, 2013, unless that day is not a business day, in which case the Maturity Date will be the immediately preceding business day.

Interest Payment Dates

Interest Payment Dates shall be the 27th day of each month, commencing on August 27, 2009, and ending with the Maturity Date, or if any such day is not a business day, on the immediately preceding business day.

Regular Record Dates for Interest Payments

The regular record date relating to an interest payment on the Notes shall be the business day prior to the Interest Payment Date. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 P.M., New York City time, on that day.

Discontinuance of or Adjustments to the CPI; Alteration of Method of Calculation

If the Index Sponsor discontinues publication of the CPI and it or any other person or entity publishes a substitute index that the Calculation Agent determines is comparable to the CPI and approves as a successor index, then the Calculation Agent will determine the CPI Year-Over-Year Change and any amount payable on the Notes by reference to such successor index.

If the Calculation Agent determines that the publication of the CPI is discontinued or altered in a manner materially adverse to the interests of holders of the Notes, or there is no successor index on any date when the CPI Year-Over-Year Change is required to be determined, then the Calculation Agent, following consultation with UBS, shall calculate the Applicable Interest Rate on the basis of an appropriate alternative index, as necessary. Determinations of the Calculation Agent as to the identity of the alternative index or the method of calculating the Applicable Interest Rate based on such alternative index shall be final.

If the base reference period of the CPI is changed, but the Index Sponsor continues to publish statistics based on the base reference period as of the date of this Prospectus Supplement (the “Prior Basis CPI”), the Calculation Agent will continue to use the Prior Basis CPI. If the Prior Basis CPI is no longer published, the Calculation Agent shall use the CPI based on the new base reference period (the “New Basis CPI”), adjusting the New Basis CPI to make it equivalent to the Prior Basis CPI.

Redemption Price upon Optional Tax Redemption

We have the right to redeem the Notes in the circumstances described under “Description of Debt Securities We May Offer—Optional Tax Redemption” in the accompanying prospectus. If we exercise this right, the redemption price of the Notes will be determined by the Calculation Agent in a manner reasonably calculated to reflect the fair market value of your Notes.

Default Amount on Acceleration

If an event of default (as defined in the accompany prospectus) occurs and the maturity of your Notes is accelerated, we will be obligated to pay the principal amount of your Notes, plus the amount of accrued and unpaid interest, if any.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a “business day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close. Any payment on your Notes that would otherwise be due on a day that is not a business day may instead be paid on the immediately preceding day that is a business day, with the same effect as if paid on the original due date, except as described under “—Maturity Date” and “—Interest Payment Dates” above.

Role of Calculation Agent

UBS AG, London Branch, will serve as the initial Calculation Agent. We may change the Calculation Agent after the original issue date of the Notes without notice. The Calculation Agent will make all determinations regarding CPI Year-Over-Year Change, the amount of any Interest Payment to which you may be entitled, payments on the Notes due at maturity, business days, the default amount, the Applicable Interest Rate and any other amounts payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Booking Branch

The Notes will be booked through UBS AG, Jersey Branch.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In connection with the sale of the Notes, we or our affiliates may enter into hedging transactions involving the execution of commodities futures, swap and option transactions, purchases and sales of securities linked to components of the CPI and listed or over-the-counter options on the CPI or the execution of other derivative transactions with returns linked to or related to changes in the CPI both before and after the Issue Date of the Notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes at maturity. See “Risk Factors” beginning on page 12 for a discussion of these adverse effects.

Certain ERISA Considerations

UBS, UBS Securities LLC, UBS Financial Services Inc. and other of its affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”)) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the Notes by a Plan with respect to which UBS Securities LLC, UBS Financial Services Inc. or any of UBS’s affiliates acts as a fiduciary, as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”), would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which UBS Securities LLC, UBS Financial Services Inc. or any of UBS’s affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable. Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of the prohibited transaction rules and the applicable exemptions thereto. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of securities where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”).

Upon purchasing the Notes, any purchaser or holder will be deemed to have represented either that (1) it is not a Plan or a governmental, church or non-U.S. plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Laws”) and is not purchasing Notes on behalf of or with the assets of any Plan or plan subject to Similar Laws or (2) the acquisition, holding and, to the extent relevant, disposition of the Notes shall not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any provision of Similar Law.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase and holding of the Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The sale of any Notes to a Plan or plan subject to Similar Laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such plans generally or any particular plan, or that such investment is appropriate for such plans generally or any particular plan.

The discussion above supplements the discussion under “ERISA Considerations” in the accompanying prospectus.

Supplemental U.S. Tax Considerations

The following is a general discussion of the principal U.S. federal income tax consequences of the ownership and disposition of a Note. This discussion applies to you only if you are an initial holder of a Note that purchases the Note at its “issue price,” which is the first price at which a substantial amount of the Notes is sold (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and if you hold the Note as a capital asset within the meaning of Section 1221 of the Code.

This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or if you are a holder of a Note that is subject to special treatment under the U.S. federal income tax laws, such as:

♦	a financial institution;
♦	a tax-exempt entity;
♦	a dealer or trader in securities subject to a mark-to-market method of tax accounting;
♦	a regulated investment company;
♦	a real estate investment trust;
♦	a person who holds a Note as part of a hedging transaction, “straddle,” conversion transaction or other integrated transaction, or who has entered into a “constructive sale” with respect to a Note;
♦	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar; or
♦	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You should consult your tax adviser concerning the U.S. federal income tax consequences of an investment in the Notes, as well as any consequences under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies to U.S. Holders. You are a “U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a Note that is:

♦	a citizen or resident of the United States,
♦	a corporation created or organized under the laws of the United States or any political subdivision thereof, or
♦	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Although the appropriate tax treatment of the Notes is uncertain, the Notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. The remainder of this discussion assumes this treatment.

Under this treatment, regardless of your accounting method, you will be required to accrue, as interest income, original issue discount (“OID”) on the Notes at the “comparable yield.” The comparable yield is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes. We have determined that the comparable yield for the Notes is 4.81% per annum compounded monthly. Solely for purposes of determining the amount of interest income that you will be required to accrue, we also have constructed a “projected payment schedule” in respect of the Notes (set forth in Appendix A hereto) representing a schedule of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the Notes.

For U.S. federal income tax purposes, you will be required to use the comparable yield and projected payment schedule in determining annual interest accruals in respect of a Note, unless you timely disclose and justify the use of other estimates to the Internal Revenue Service (the “IRS”).

Accordingly, subject to a sale, exchange or retirement of the Notes, you will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the maturity of the Notes, that equals:

♦	the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;
♦	multiplied by the number of days during the accrual period that you held the Notes; and
♦	divided by the number of days in the accrual period.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by any interest income previously accrued (without regard to any adjustments described below) and decreased by the projected amount of any prior scheduled projected payments (without regard to the actual amount of any prior payments).

In addition, you will have a “positive adjustment” if the amount of any contingent payment is more than the projected amount of that payment and a “negative adjustment” if the amount of the contingent payment is less than the projected amount of that payment. The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in the taxable year (a “net positive adjustment”) and adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a “net negative adjustment”). To the extent a net negative adjustment exceeds the amount of interest you otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all of your previous interest inclusions under the Notes minus (ii) the total amount of your net negative adjustments treated as ordinary losses in prior taxable years. Any net negative adjustments in excess of that amount will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes. A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale, exchange or retirement of a Note (including at maturity), you generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your tax basis in the Note. Your tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the Note (without regard to any adjustments described above) and decreased by the projected amount of all prior scheduled projected payments (without regard to the actual amount of those payments) with respect to the Note. You generally will treat any gain as interest income and any loss first as ordinary loss, to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and then as capital loss.

Losses recognized as described above are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

Possible Alternative Tax Treatment of the Notes. Due to the absence of authorities that directly address the proper tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. For example, it is possible that the Notes could be treated as “variable rate debt instruments” for U.S. federal income tax purposes. In that event, interest paid on the Notes would be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of accounting for federal income tax purposes. Upon the sale, exchange or retirement of a Note, you would recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your tax basis in the Note, which generally would equal the amount you paid to acquire the Note. For these purposes, the amount realized would not include any amount attributable to accrued and unpaid interest, which would be treated for tax purposes as interest.

Tax Consequences to Non-U.S. Holders

The following discussion applies to Non-U.S. Holders. You are a “Non-U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a Note that is:

♦	a nonresident alien individual;
♦	a foreign corporation; or
♦	a foreign estate or trust.

You are not a “Non-U.S. Holder” for the purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition of a Note, in which case you should consult your tax adviser regarding the U.S. federal income tax consequences with respect to the disposition of a Note.

There will be no U.S. federal income or withholding tax on interest on the Notes or on any gain realized on a sale, exchange or retirement of the Notes, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provide your name and address or otherwise satisfy applicable requirements; and (ii) such amounts are not effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a U.S. trade or business, and if income or gain from the Notes is effectively connected with your conduct of that trade or business, you generally will be subject to regular U.S. federal income tax with respect to such income or gain in the same manner as if you were a U.S. Holder. In lieu of IRS Form W-8BEN, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Notes, including, if you are a corporation, the possible imposition of a 30% branch profits tax.

Backup Withholding and Information Reporting

Interest received or accrued on a Note and proceeds received from a sale, exchange or retirement of a Note will be subject to information reporting unless you are an “exempt recipient” (such as a corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the certification procedures described in the preceding section, you generally will establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Supplemental Plan of Distribution

UBS will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase from UBS, the aggregate principal amount of the Notes specified on the front cover of the pricing supplement related to the Notes. UBS Financial Services Inc., in turn, will agree to purchase from UBS Securities LLC, and UBS Securities LLC will agree to sell to UBS Financial Services Inc., all or a portion of such aggregate principal amount of the Notes. UBS Securities LLC and UBS Financial Services Inc. may resell Notes to other securities dealers at a discount from the original issue price of up to the underwriting discount set forth on the front cover of this pricing supplement. In the future, we or our affiliates may repurchase and resell the offered Notes in market-making transactions.

UBS may use this pricing supplement and the accompanying prospectus in the initial sale of any Notes. In addition, UBS, UBS Securities LLC or any other affiliate of UBS may use this pricing supplement and the accompanying prospectus in a market-making transaction for any Notes after their initial sale. In connection with this offering, UBS, UBS Securities LLC, UBS Financial Services Inc., any other affiliate of UBS or any other securities dealers may distribute this pricing supplement and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement and the accompanying prospectus are being used in a market-making transaction.

You should rely only on the information incorporated by reference or provided in this pricing supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this pricing supplement is accurate as of any date other than the date on the front of the document.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of March 31, 2009 (unaudited)	CHF	USD
	(in millions)	(in millions)
Debt
Debt Issued(1)	299,386	263,444
Total Debt	299,386	263,444
Minority Interest(2)	8,423	7,412
Shareholders’ Equity	31,283	27,527
Total Capitalization	339,092	298,384

CHF amounts have been translated into USD at the rate of CHF 1 = USD 0.87995 (the exchange rate in effect as of March 31, 2009)

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position based on remaining maturities
(2)	Includes Trust Preferred Securities

The returns on UBS structured products are linked to the performance of the relevant underlying asset or index. Investing in a structured product is not equivalent to investing directly in the underlying asset or index. Before investing, you should carefully read the detailed explanation of risks, together with other information in the relevant offering materials discussed below, including but not limited to information concerning the tax treatment of the investment. UBS AG has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents UBS AG has filed with the SEC for more complete information about UBS AG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by calling toll-free 1-800-657-9836.

APPENDIX A

Projected Payment Schedule for U.S. Federal Income Tax Purposes

Interest Payment Date	Projected Payment Schedule Amount (in USD) per $1,000 Note
27-Aug-09	$2.50
27-Sep-09	$2.50
27-Oct-09	$2.50
27-Nov-09	$2.50
27-Dec-09	$2.50
27-Jan-10	$2.50
27-Feb-10	$2.50
27-Mar-10	$2.50
27-Apr-10	$2.50
27-May-10	$2.50
27-Jun-10	$2.50
27-Jul-10	$2.50
27-Aug-10	$3.80
27-Sep-10	$3.47
27-Oct-10	$2.60
27-Nov-10	$3.73
27-Dec-10	$3.80
27-Jan-11	$3.86
27-Feb-11	$4.06
27-Mar-11	$4.00
27-Apr-11	$4.07
27-May-11	$4.13
27-Jun-11	$4.20
27-Jul-11	$4.26
27-Aug-11	$4.34
27-Sep-11	$4.37
27-Oct-11	$4.42
27-Nov-11	$4.46
27-Dec-11	$4.50
27-Jan-12	$4.54
27-Feb-12	$4.58
27-Mar-12	$4.63
27-Apr-12	$4.67
27-May-12	$4.71
27-Jun-12	$4.76
27-Jul-12	$4.80
27-Aug-12	$4.85
27-Sep-12	$4.94
27-Oct-12	$5.03
27-Nov-12	$5.13
27-Dec-12	$5.23
27-Jan-13	$5.33
27-Feb-13	$5.42
27-Mar-13	$5.52
27-Apr-13	$5.62
27-May-13	$5.72
27-Jun-13	$5.80
27-Jul-13	$1,005.90

The Projected Payment Schedule above is provided solely for purposes of assisting you in determining the amount of interest income that you will be required to accrue for United States federal income tax purposes, and does not constitute a representation by us regarding the actual amounts that we will pay on the Notes. See “Supplemental U.S. Tax Considerations — Tax Consequences to U.S. Holders.”